UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Carbon Natural Gas Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14115T109

(CUSIP Number)

RBCP Energy Fund Investments, LP

c/o Annie Ropar

RBC Capital Partners

Royal Bank Plaza, South Tower, 5th Floor

200 Bay Street

Toronto, Ontario  M5J 2W7

(416) 842-4088

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 14115T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). RBCP Energy Fund Investments, LP EIN: 26-0047739

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,153,777

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,153,777

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,153,777 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%(2)(3)

14.	Type of Reporting Person (See Instructions) IN

(1)

2001 RBCP U.S. GP Limited is the sole general partner of RBCP Energy Fund Investments, LP. As a result, 2001 RBCP U.S. GP Limited may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by RBCP Energy Fund Investments, LP. 2001 RBCP U.S. GP Limited disclaims beneficial ownership of the securities owned by RBCP Energy Fund Investments, LP in excess of its pecuniary interest therein.

(2)

As of February 14, 2011, the date of the event triggering the obligation to file this Schedule 13D, the percentage owned was 17.2% and the calculation was based on 47,518,739 shares of common stock of Carbon Natural Gas Company (the “Company”) (formerly known as St. Lawrence Seaway Corporation) that were issued and outstanding as of that date following the consummation of the Merger transaction described herein (the “Merger”), as disclosed by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 17, 2011 and in its amended Current Report on Form 8-K/A filed with the SEC on September 21, 2011.

(3)	As of the date of the filing of this Schedule 13D, the percentage calculation is based on 114,185,405 shares of common stock of the Company issued and outstanding.

CUSIP No. 14115T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). 2001 RBCP U.S. GP Limited EIN: 13-4148239

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,153,777

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,153,777

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,153,777 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%(2)(3)

14.	Type of Reporting Person (See Instructions) IN

(1)

2001 RBCP U.S. GP Limited is the sole general partner of RBCP Energy Fund Investments, LP. As a result, 2001 RBCP U.S. GP Limited may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by RBCP Energy Fund Investments, LP. 2001 RBCP U.S. GP Limited disclaims beneficial ownership of the securities owned by RBCP Energy Fund Investments, LP in excess of its pecuniary interest therein.

(2)

As of February 14, 2011, the date of the event triggering the obligation to file this Schedule 13D, the percentage owned was 17.2% and the calculation was based on 47,518,739 shares of common stock of Carbon Natural Gas Company (the “Company”) (formerly known as St. Lawrence Seaway Corporation) that were issued and outstanding as of that date following the consummation of the Merger transaction described herein (the “Merger”), as disclosed by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 17, 2011 and in its amended Current Report on Form 8-K/A filed with the SEC on September 21, 2011.

(3)	As of the date of the filing of this Schedule 13D, the percentage calculation is based on 114,185,405 shares of common stock of the Company issued and outstanding.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Carbon Natural Gas Company, formerly known as St. Lawrence Seaway Corporation, a Delaware corporation.  The principal executive offices of the Company are located at 1700 Broadway, Suite 1170, Denver, Colorado  80290.

Item 2.	Identity and Background

This statement is filed by RBCP Energy Fund Investments, LP, a Delaware limited partnership (“RBCP LP”), and 2001 RBCP U.S. GP Limited (“2001 RBCP GP”). The principal office and business address of RBCP LP and 2001 RBCP GP is Three World Financial Center, 200 Vesey Street, New York, NY  10281.  The mailing address of RBCP LP and 2001 RBCP GP is c/o RBC Capital Partners, Royal Bank Plaza, South Tower, 5th Floor, 200 Bay Street, Toronto, Ontario  M5J 2W7.  The principal business of RBCP LP is investing in equity securities of energy companies.  The principal business of 2001 RBCP GP is to act as General Partner for limited partnerships and U.S. employee co-investment vehicles.

Neither RBCP LP nor 2001 RBCP GP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither RBCP LP nor 2001 RBCP GP has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

RBCP LP acquired 5,000 shares of common stock, par value $0.01 per share (“Nytis Common Stock”), of Nytis Exploration (USA) Inc., a Delaware corporation (“Nytis USA”) on May 19, 2005, in a private placement in exchange for $5 million paid from RBCP LP’s working capital and partnership funds.

On January 31, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nytis USA and St. Lawrence Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”).  On February 14, 2011, the transactions contemplated by the Merger Agreement were consummated pursuant to which Merger Sub was merged with and into Nytis USA and Nytis USA became a wholly-owned subsidiary of the Company.

In accordance with the terms of the Merger Agreement, upon consummation of the Merger by the Company, each stockholder of Nytis USA, including RBCP LP, received 1,630.7553 (the “Exchange Ratio”) shares of Common Stock in exchange for each issued and outstanding share of Nytis USA common stock held by the stockholder immediately prior to the consummation of the Merger.

The Merger Agreement is incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

Item 4.	Purpose of Transaction

RBCP LP acquired the securities described herein as a result of the Merger and for investment purposes.

Other than as stated above, RBCP LP currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)                                 As of January 20, 2012, the Company had 114,185,405 shares of Common Stock issued and outstanding.  As of such date, RBCP LP and 2001 RBCP GP beneficially owned 8,153,777 shares of the Company’s Common Stock, or 7.1% of the class.

(b)                                 2001 RBCP GP is the sole general partner of RBCP LP and has the sole power to cause RBCP LP to vote or direct the vote or to dispose or direct the disposition of the shares owned by RBCP LP.

(c)                                  Neither RBCP LP nor 2001 RBCP GP have effected any transaction in the Company’s Common Stock during the past 60 days.

(d)                                 No person other than RBCP LP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this statement on Schedule 13D:

1.                                      Agreement and Plan of Merger, dated January 25, 2011, by and among the Company, Merger Sub and Nytis USA.  The Merger Agreement is incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

2.                                      Exhibit 1 - Joint Filing Agreement dated January 20, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2012

RBCP ENERGY FUND INVESTMENT, LP

By:	2001 RBCP U.S. GP Limited,
its general partner

	By:	/s/Patrick Shields
Patrick Shields, Vice President

and

	By:	/s/Amy Swain
Amy Swaim, Treasurer

2001 RBCP U.S. GP LIMITED

By:	/s/Patrick Shields
Patrick Shields, Vice President

and

By:	/s/Amy Swain
Amy Swaim, Treasurer